

PRIORITY HEALTHCARE℠ CORPORATION

THE VITAL LINK

2003 ANNUAL REPORT

CORPORATE PROFILE

Priority Healthcare Corporation (Nasdaq: PHCC) is a leading national provider of specialty pharmacy and distribution services. We provide biopharmaceuticals, medical supplies, and a range of complementary support services tailored to the individual needs of our customers and patients. Our mission is to achieve the highest possible levels of customer service and patient care, while providing growth for our associates and shareholders.

FINANCIAL HIGHLIGHTS



218
297
396
485
514
99
00
01
02
03

TOTAL ASSETS
dollars in millions



428
585
805
1200
1462
99
00
01
02
03

NET SALES
dollars in millions



21
28
28
44
51
99
00
01
02
03

NET EARNINGS
dollars in millions

CONTENTS

ON THE COVER: Michelle Foley, with sons Jake and Tad. Priority Healthcare links Michelle, a Multiple Sclerosis patient, to biopharmaceuticals and clinical support that help her manage her condition.


Priority
Healthcare

THE VITAL LINK

The pharmaceutical industry is in transition, embracing more complex biopharmaceutical therapies for chronic disease care. The result: the traditional physician-patient-retail-pharmacy model is being displaced. At Priority Healthcare, we're making the most of that phenomenon with a broad array of integrated disease management and distribution services. We are the connection between patients, physicians, pharmaceutical manufacturers, and payors. The vital link in the treatment of chronic disease.

TO OUR SHAREHOLDERS, ASSOCIATES, CUSTOMERS AND FRIENDS

Every day at Priority Healthcare, we make connections with our customers: physicians, patients, payors and pharmaceutical manufacturers. And increasingly, these customers view us as a vital link – one that connects them to a growing portfolio of superior products and services that make their businesses stronger, their patients healthier, and their lives better.

The industry trends that place Priority Healthcare at the center of our customers' lives were never more evident than in 2003. Pharmaceutical companies targeted the specialty channel with new biopharmaceuticals. Physicians and patients turned to the channel for expert product and clinical support. And payors relied on us to help manage costs and improve outcomes. Our ability to anticipate, meet and exceed customer needs in all of these areas was a key to our outstanding performance last year – and is central to our plan for continued growth and success.

POSITIVE GROWTH

In 2003, our strategy resulted in sales growth of 22%, with record sales of $1.46 billion for the year. Net earnings increased 16%, and earnings per share increased to $1.15, a gain of 17% from 2002. We closed the year with a strong balance sheet: $63 million in cash and no long-term debt. Our DSOs were low at 40 days, and we turned inventory 12 times.

These numbers represent a blend of solid organic growth supported by smart strategic partnerships and acquisitions. Moreover, our record performance in 2003 validates the strength of our business plan as a platform for future growth and diversification. In November, our achievements were further validated with our addition to the Nasdaq Biotechnology Index. The Biotech Index has outperformed the Nasdaq Composite, the S&P 500, and the Dow Jones Industrial Average since 2000, and we are pleased to be the first specialty pharmacy and distributor listed.

EXPANDING OUTREACH

In 2003, we expanded our vital links to pharmaceutical makers and strengthened our disease-state portfolio. Manufacturers selected Priority Healthcare as a preferred pharmacy and distributor for Amevive®, Xolair®, Iressa®, Tobi®, and Visudyne®. These new products represent the seeds of future growth and established our presence in two new specialty segments, ophthalmology and dermatology. With our acquisition of Sinus Pharmacy late in Q3, we also moved into otolaryngology.

Despite sluggish industry growth and contracting margins in several disease states, we were able to maintain and increase market share in our core pharmacy categories, hepatitis and infertility. Short-term growth in these segments may slow, consistent with industry trends, but market development efforts and a strengthening economy should bolster the long-term outlook for these two disease states.

Overall, our diversified disease portfolio showed impressive returns with a strong pulmonary segment, a growing oncology franchise, and solid earnings from hemophilia. Our neurology segment grew as well and shows promise for expansion opportunities in the near future.

PREMIER PARTNERSHIPS

A series of strategic service agreements that linked Priority Healthcare with other leading companies also fueled growth in 2003. In March, we became Wal-Mart's specialty pharmacy provider, an agreement giving us an opportunity to provide specialty services to Wal-Mart customers.

Last fall, we were selected by Schering Plough to administer its Commitment-to-Care program. This outstanding patient assistance program has provided medication reimbursement assistance to over 55,000 hepatitis patients since its inception in 1995.



FROM LEFT:
Robert L. Myers
Vice Chairman

Steven D. Cosler
President & Chief Executive Officer

William E. Bindley
Chairman of the Board

Our payor relationships also continue to grow. These relationships give Priority Healthcare access to an estimated 150 million covered lives in health plans across the nation. Our growing list of payor contracts also allows us to expand outreach to physicians through our sales and marketing activities. To that end, we believe our experienced national sales force and engaging marketing materials are key differentiators that give Priority Healthcare an important edge in a competitive marketplace.

A HEALTHY FUTURE

The marketplace also demands superior technology as a vital link to the future, and we're well positioned with an industry-leading solution. Our company achieved an important milestone in 2003 with the initial rollout of a robust, enterprise-wide systems solution that will ultimately integrate all of Priority Healthcare's major clinical and financial operations. Based on Oracle's e-Business suite and database technology, our proprietary Comprehensive Analysis and Systems Solution (COMPASS), when fully implemented, will greatly enhance operational efficiency and clinical care, while offering our external customers unprecedented business intelligence that will be unmatched in the specialty channel.

With our new technology platform and continued expansion on the horizon, the outlook for long-term growth and success at Priority Healthcare remains bright. To meet our objectives, we have committed to the following five important goals for 2004:

- Invest in infrastructure to facilitate scalable growth
- Reduce operating expenses relative to revenues
- Diversify through participation in multiple, new product launches
- Innovate new services for manufacturers and payors
- Build new growth platforms

We're confident that we'll meet and exceed these goals with the continued support and commitment of our outstanding associates across the country. Our success is a testament to their spirit, talent and dedication.

As we continue to build the premier specialty pharmacy and distribution company in the United States, we want to thank all of our patients, customers, associates and investors. We view each of you as vital links in our business, and we look forward to providing you additional financial value and strong returns on your investment.

Sincerely,

William E. Bindley
Chairman of the Board

Steven D. Cosler
President &
Chief Executive Officer

Robert L. Myers
Vice Chairman

PRIORITY HEALTHCARE AT A GLANCE

CUSTOMERS	SERVICES AND PRODUCTS
PATIENTS	Convenient, express delivery of specialty medications and supplies; toll-free, 24-hour pharmacist and nurse support; refill reminders; insurance coordination; patient education materials
PHYSICIANS	Distribution of 5,000-plus products; next-day delivery to office or patient; competitive pricing; phone, fax, and online ordering; reimbursement adjudication; monitored therapy compliance
PHARMACEUTICAL MANUFACTURERS	End-to-end supply chain services; sampling programs; customized, real-time reporting; single-hub management of pharmacy and distribution channels; national sales and marketing support
PAYORS	Dedicated account representatives; evidence-based disease management protocols; utilization reviews; dosing guidelines; ready-to-inject syringes; refill and compliance programs; in-depth data reporting

KEY SPECIALTY SEGMENTS

GASTROENTEROLOGY

PULMONOLOGY

RHEUMATOLOGY

DERMATOLOGY

REPRODUCTIVE ENDOCRINOLOGY

NEUROLOGY

PRIMARY CARE

RESPIRATORY

ONCOLOGY

HEMATOLOGY

OPHTHALMOLOGY

KEY DIFFERENTIATORS


CLINICAL EXCELLENCE
INFORMATION EDGE
SALES AND MARKETING REACH
COMPREHENSIVE PRODUCT OFFERINGS
SUPERIOR CUSTOMER CARE
MARKET LEADERSHIP

With over a decade in specialty pharmacy and distribution, Priority is an experienced leader with market share in major disease categories such as infertility and hepatitis C.

Our evidence-based disease management protocols produce proven results, including superior rates of compliance and patient satisfaction.

Priority's industry-leading IT system provides robust, real-time data reporting for clinical and operational excellence.

Trained and caring experts who go the extra mile to ensure complete customer satisfaction: 24 hours a day, 7 days a week.

Full-service specialty pharmacy and distribution capabilities with over 5,000 SKUs of medications and related medical supplies. A complete pharmacy and distribution solution.

National outreach through superior marketing and experienced sales representatives who build valuable relationships with customers.

HEALTHY RESULTS

Call center manager, Michelle Foley manages her health with therapies from our pharmacy.

Opposite page: Harvard-affiliated fertility specialist Dr. Keith Issacson shares our commitment to superior care.





Patients
Payors
Priority Healthcare
Physicians
Pharmaceutical Manufacturers


LOGIQ 400 PRO Series
Keith B. Isaacs
BRIN
NESS TO PATIENT C

Priority Healthcare is redefining the role of specialty pharmacy, providing increased value to physicians and their patients. As the industry's premier specialty pharmacy, we're the hub for the accurate preparation, delivery, and management of time-critical biopharmaceuticals, complex therapies, and related disease treatment programs and services. Put simply, we're at the center of patient care, providing vital therapies to patients in partnership with their physicians.

Our single-hub pharmacy/distribution model offers physicians unparalleled flexibility in how they treat and manage individual patients. Priority Healthcare is their single source for expert disease management, supplying pharmacy products, customer service, reimbursement search and support services, and distribution. We function as an extension of the physician's office itself. For example, Priority Healthcare provides a round-the-clock support team for patients, including clinical care coordinators, registered pharmacists, registered nurse specialists, and experienced insurance coordinators.

EXPANSION IN THE RIGHT DIRECTION

The shift towards outpatient, self-administered drug therapy is accelerating. Priority Healthcare remains on the leading edge as we continue to broaden and diversify our portfolio of disease states and specialty services. In 2003, we strengthened our leadership position in branded chronic-disease-therapy management by adding new drug therapies for three important disease states: asthma, psoriasis, and chronic sinusitis. A smart connection to growing markets.



Distribution Sales Representative Derrick Dudley assists physicians with product selection and ordering.

Opposite page: Registered Pharmacist Phil D'Amato dispenses quality patient care.

BRIDGING DISTRIBUTION AND PHARMACY

Biopharmaceuticals often move through dual channels: through the pharmacy side to patients and through distribution to physicians. But at Priority Healthcare, specialty pharmacy and distribution converge to create an optimal combination of supply chain services for our customers.

Our experience and leadership in both channels is increasingly attractive to pharmaceutical manufacturers seeking a competitive edge. They turn to us for a unified point of view into product performance. For physicians, our single-hub model means dealing with a single, trusted partner for all their needs.

Our model is also structured for well-balanced growth, as evidenced by last year's performance – a record $1.46 billion in net sales. In sum, by building a bridge between pharmacy and distribution we're also building a healthier company.

A PIPELINE TO NEW MARKETS

Priority Healthcare is a recognized leader in branded disease-therapy management. The pharmaceutical products we supply may require specialized shipping or support services, such as compliance programs that are valued by our payor partners. Our therapies treat chronic disease states, including cancer, hepatitis C, infertility, rheumatoid arthritis, hemophilia, and multiple sclerosis. While those are strong markets, we continue to search for new disease platforms. Currently there are more than 700 biotech drugs in the industry's developmental pipeline. The perfect link to new opportunities.


Zovia 1/35E-28
Prednisone
Follistim
Follistim


Patients
Payors
Priority Healthcare
Physicians
Pharmaceutical Manufacturers



STRENGTH IN NUMBERS

Vital partner data is a key focus for IT team members (*from left*) Omar Sosa, Project Manager; Kathi Robinson, Oracle Developer; Bill Elliott, SVP, Information Technology; Javier Muñiz, Director, Technical Infrastructure; and Eric Pezzi, VP, Business Process Engineering.

CONNECTING
PARTNERS TO WHAT WE KNOW

Priority Healthcare's relationship to our external partners is a solid one. We not only provide pharmaceutical manufacturers with multiple ways to go to market, we serve as their conduit for critical business intelligence. The national sales and marketing analytics we compile help drive our partners' business by giving them better insight into their customers and markets. Genentech's launch of Xolair® for the treatment of allergic asthma is a case in point. Utilizing our single-hub pharmacy/distribution system, Genentech was able to test the viability of both channels at the same time.

We're also utilizing the latest technology to meet the vital information needs of our customers. Our proprietary Oracle-based enterprise management system, COMPASS, promises a secure, integrated view into key financial and operational data. The result? Improved analytics, better clinical outcomes, and an industry-leading technology platform for continued, scalable growth.

MORE PROFITABLE RELATIONSHIPS

At Priority Healthcare, our ability to create lasting partnerships with pharmaceutical manufacturers, payors, physicians, and group purchasing organizations (GPO) is more than a core competency. It's an essential driver of growth. The number of new payor and GPO relationships are at an all-time high, as are the number of manufacturing partnerships. A strong bridge to our future.





Patients
Payors
Priority Healthcare
Physicians
Pharmaceutical Manufacturers



LINKED
TO PERFORMANCE

Priority Healthcare is a leader in branded chronic disease treatment. While we have come far since our initial public offering seven years ago, we are not about to rest. We have the right strategy, the right people, and the right technology. Our single-hub pharmacy/distribution model is sound. We see 2004 as a year of opportunity. Our vision goes well beyond that – to the next decade of growth – and beyond.

This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Certain statements included in this annual report, which are not historical facts, are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs and involve certain risks and uncertainties including, but not limited to, changes in interest rates, competitive pressures, changes in customer mix, changes in third party reimbursement rates, financial stability of major customers, changes in government regulations or the interpretation of these regulations, changes in supplier relationships, growth opportunities, cost savings, revenue enhancements, synergies and other benefits anticipated from acquisition transactions, difficulties related to integrating acquired businesses, the accounting and tax treatment of acquisitions, and asserted and unasserted claims, which could cause actual results to differ from those in the forward-looking statements. The forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date herein.

OVERVIEW

We were formed in June 1994 to succeed to the business operations of companies previously acquired by Bindley Western Industries, Inc. ("BWI"). From our formation through our initial public offering, or IPO, on October 24, 1997, we operated as a wholly-owned subsidiary of BWI, and procured a number of services from, and engaged in a number of financial and other transactions with, BWI. After the IPO, we continued to be controlled by BWI, but operated on a stand-alone basis. On December 31, 1998, BWI distributed to the holders of BWI common stock on December 15, 1998 all of the shares of our Class A Common Stock owned by BWI, making Priority Healthcare Corporation a stand-alone public company.

Priority is a national specialty pharmacy and distributor that provides biopharmaceuticals, complex therapies and related disease treatment programs and services to individuals with chronic diseases. Priority fills individual patient prescriptions, primarily for self-administered biopharmaceuticals. These patient-specific prescriptions are filled at licensed pharmacies in Lake Mary, Florida, Byfield, Massachusetts, New Castle, Delaware, Memphis, Tennessee, Oldsmar, Florida, New York, New York, Carpinteria, California and Monrovia, California and are shipped directly to the patient overnight in specialized packages. We also provide disease treatment programs for hepatitis, cancer, infertility, hemophilia, human growth hormone deficiency, rheumatoid arthritis, Crohn's disease, infertility, pulmonary hypertension, pain management, multiple sclerosis, sinusitis, age-related macular degeneration and others.

We also sell over 5,000 SKUs of specialty pharmaceuticals and medical supplies to office-based physicians in oncology and other specialty markets and to outpatient renal care centers. Priority offers value-added services to meet the specific needs of these markets by shipping refrigerated pharmaceuticals overnight in special packaging to maintain appropriate temperatures, offering automated order entry services and offering customized distribution for group accounts. From distribution centers in Sparks, Nevada and Grove City, Ohio, we service over 5,000 customers in all 50 states, including office-based oncologists, renal dialysis clinics, ambulatory surgery centers and primary care physicians.

Our objective is to continue to grow rapidly and enhance our market position as a leading healthcare company by capitalizing on our business strengths and pursuing the following strategy: (i) continue to focus on further penetrating the core specialty distribution and pharmacy market; (ii) develop new manufacturer relationships that provide access to new products and services; (iii) continue to develop group purchasing organization and payor networks; (iv) enter new specialty markets; and (v) pursue acquisitions to complement existing product offerings and further penetrate markets.

Over the past three years, we have continued to grow as we have executed on our growth strategy. Due to the nature of healthcare and the pharmaceutical industry, there is constant pressure on profit margins. Competition has resulted in some margin reduction on our products. However, as we have done in the past, we expect to be able to partially offset this impact through the continuing benefits of scale, as well as cost containment measures.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 1 of the financial statements. The items in our financial statements that we believe are the most dependent on the applications of significant estimates and judgments are as follows:

Revenue Recognition Revenues are recognized when products are shipped to unaffiliated customers with appropriate provisions recorded for estimated discounts and contractual allowances. Discounts and contractual allowances are estimated based on historical collections from all unaffiliated customers. Any differences between our estimates and actual collections are reflected in operations in the year payment is received. Differences may result in the amount and timing of our revenue for any period if actual performance varies from our estimates.

Receivables Receivables are presented net of the allowance for doubtful accounts and contractual allowances. Receivables include trade and patient account receivables and the current portion of trade receivables that have been converted to note receivables. We regularly review and analyze the adequacy of these allowances after considering the age of each outstanding receivable and the collection history. The allowance for doubtful accounts and contractual allowances are based on these analyses. Although doubtful accounts and contractual allowances have historically been within expectations and allowances established, there is no guarantee that we will continue to experience the same credit loss rates that we have in the past.

Intangibles Effective on December 30, 2001, we adopted Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, which superseded APB Opinion No. 17, Intangible Assets. This statement addresses the accounting and reporting of goodwill and other intangible assets subsequent to their acquisition. In accordance with the adoption of SFAS No. 142, we ceased amortization of goodwill effective December 30, 2001.

Goodwill and indefinite-lived intangibles are tested for impairment annually or more frequently if impairment indicators arise in accordance with SFAS No. 142. These evaluations require the use of judgment as to the effects of external factors and market conditions on our operations, and they require the use of estimates in projecting future operating results. If actual external conditions or future operating results differ from our judgments, impairment charges may be necessary to reduce the carrying value of the subject assets.

Pursuant to SFAS No. 142, we perform an annual goodwill impairment review, as defined in Note 6, "Intangibles" to the Consolidated Financial Statements, or when events or changes in circumstances indicate the carrying value may not be recoverable. In assessing the recoverability of our goodwill and intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The fair value of an asset could vary, depending upon the estimating method employed, as well as assumptions made. This may result in a possible impairment of the intangible assets and/or goodwill, or alternatively an acceleration in amortization expense. An impairment charge would reduce operating income in the period it was determined that the charge was needed. As a result of the January 3, 2004 impairment testing, no impairment adjustments were deemed necessary.

Income Taxes We recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in our financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We estimate the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction.

RESULTS OF OPERATIONS

2003 Compared to 2002

Net Sales Net sales increased to $1.46 billion in 2003 from $1.20 billion in 2002, an increase of 22%. The growth primarily reflected the addition of new customers, new product introductions, additional sales to existing customers, the acquisitions of HOSS effective March 11, 2002 and Sinus effective September 11, 2003 and inflationary price increases. The additional net sales attributed to the acquisitions of HOSS and Sinus in 2003 (prior to March 11, 2003 for HOSS) represented approximately 1% of the total net sales in 2003.

Gross Profit Gross profit increased to $161.9 million in 2003 from $137.2 million in 2002, an increase of 18%. The increase in gross profit reflected increased sales and the acquisitions of HOSS and Sinus. Gross profit as a percentage of net sales decreased to 11.1% in 2003 from 11.4% in 2002. This decrease was primarily attributed to contraction on gross profit related to oncology distribution products, infertility sales and margins being negatively impacted by a change in the spread between Average Wholesale Price (AWP) and Wholesale Acquisition Cost (WAC), as published by First Databank, during part of the year, and the change in sales mix, as lower margin products experienced increased sales. Competition continues to exert pressure on margins.

Selling, General and Administrative Expense Selling, general and administrative, or SGA, expense increased to $77.9 million in 2003 from $65.0 million in 2002, an increase of 20%. SGA expense as a percentage of net sales decreased to 5.3% in 2003 from 5.4% in 2002. The increase in SGA expense reflected the growth in our business, costs related to new business relationships with drug manufacturers, significant premium increases for property and liability insurance, increased costs attributable to providing more clinically-oriented services and the acquisitions of HOSS and Sinus. The decrease in SGA expense as a percentage of net sales resulted from spreading fixed costs over a larger sales base in 2003. Management continually monitors SGA expense and remains focused on controlling these increases through improved technology and efficient asset management.

Impairment of Fixed Asset The impairment of fixed asset charge of $2.4 million in 2002 resulted from writing off computer hardware and application software for a project that began in 2000 and was discontinued in 2002.

Depreciation and Amortization Depreciation and amortization, or D&A, increased to $4.3 million in 2003 from $2.8 million in 2002, an increase of 55%. The increase in D&A was primarily the result of depreciation on newly acquired computer hardware and software, furniture and equipment, transportation equipment, telephone equipment and leasehold improvements.

Interest Income Interest income decreased to $1.3 million in 2003 from $2.6 million in 2002, a decrease of 50%. In 2003, we earned 1.78% on an average invested balance of $73.2 million. In 2002, we earned 2.50% on an average invested balance of $105.1 million. The decrease in interest income was due to the lower average invested balances and lower interest rates earned. In 2003 and 2002, the interest income was primarily related to amounts earned by investing cash and funds received from operations, the secondary public offering of our Class B Common Stock and stock option exercises in overnight repurchase agreements with major financial institutions and in marketable securities.

Income Taxes The provision for income taxes in 2003 and 2002 represented 37.5% of earnings before income taxes.

2002 Compared to 2001

Net Sales Net sales increased to $1.20 billion in 2002 from $805.1 million in 2001, an increase of 49%. The growth primarily reflected the addition of new customers, new product introductions, additional sales to existing customers, the acquisitions of Freedom Drug effective January 20, 2001, Physicians Formulary effective April 2, 2001, InfuRx effective October 26, 2001 and HOSS effective March 11, 2002 and inflationary price increases. The additional net sales attributed to the acquisitions of Freedom Drug, Physicians Formulary, InfuRx and HOSS in 2002 (prior to January 20, 2002 for Freedom Drug, prior to April 2, 2002 for Physicians Formulary and prior to October 26, 2002 for InfuRx) represented approximately 5% of the total net sales in 2002.

Gross Profit Gross profit increased to $137.2 million in 2002 from $92.1 million in 2001, an increase of 49%. The increase in gross profit reflected increased sales and the acquisitions of Freedom Drug, Physicians Formulary, InfuRx and HOSS. Gross profit as a percentage of net sales was 11.4% in both 2002 and 2001. Competition continues to exert pressure on margins.

Selling, General and Administrative Expense Selling, general and administrative, or SGA, expense increased to $65.0 million in 2002 from $48.3 million in 2001, an increase of 34%. SGA expense as a percentage of net sales decreased to 5.4% in 2002 from 6.0% in 2001. The increase in SGA expense reflected the growth in our business, start-up costs related to new business relationships with drug manufacturers, significant premium increases for property and liability insurance, increased costs attributable to providing more clinically-oriented services and the acquisitions of Freedom Drug, Physicians Formulary, InfuRx and HOSS. The decrease in SGA expense as a percentage of net sales resulted from larger bad debt charges being incurred in 2001 and from spreading fixed costs over a larger sales base in 2002. Management continually monitors SGA expense and remains focused on controlling these increases through improved technology and efficient asset management.

Impairment of Fixed Asset The impairment of fixed asset charge of $2.4 million in 2002 resulted from writing off computer hardware and application software for a project that began in 2000 and was discontinued in 2002.

Depreciation and Amortization Depreciation and amortization, or D&A, decreased to $2.8 million in 2002 from $3.4 million in 2001, a decrease of 19%. The decrease in D&A was primarily the result of decreases in the amortization of goodwill and intangible assets due to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, being adopted on December 30, 2001. The decreases in amortization of goodwill and intangible assets were $1.8 million in 2002. The decreases in amortization of goodwill and intangible assets were partially offset by additional depreciation on computer hardware and software, furniture and equipment, transportation equipment, telephone equipment and leasehold improvements.

Impairment of Investment The impairment of investment charge of $2.0 million in 2001 related to writing off our external internet investment in Cytura Corporation. Management considered continuing operating losses and significant changes in the technology industry to be its primary indicators of impairment. Fair market value was estimated based on valuations derived from sales of equity interests in Cytura.

Interest Income Interest income decreased to $2.6 million in 2002 from $6.0 million in 2001, a decrease of 56%. In 2002, we earned 2.50% on an average invested balance of $105.1 million. In 2001, we earned 4.67% on an average invested balance of $127.8 million. The decrease in interest income was due to the lower average invested balances and lower interest rates earned, which was primarily due to the eleven short term interest rate cuts during 2001 and the one short term interest rate cut in 2002. In 2002 and 2001, the interest income was primarily related to amounts earned by investing cash and funds received from operations, the secondary public offering of our Class B Common Stock and stock option exercises in overnight repurchase agreements with major financial institutions and in marketable securities.

Income Taxes The provision for income taxes in 2002 and 2001 represented 37.5% of earnings before income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital requirements have been to fund working capital needs to support internal growth, for acquisitions and for capital expenditures. Our principal working capital needs are for inventory and accounts receivable. Management controls inventory levels in order to minimize carrying costs and maximize purchasing opportunities. We sell inventory to our customers on various payment terms. This requires significant working capital to finance inventory purchases and entails accounts receivable exposure in the event any of our major customers encounter financial difficulties. Although we monitor closely the creditworthiness of our customers, there can be no assurance that we will not incur some collection loss on accounts receivable in the future.

On January 3, 2004, we had cash and cash equivalents of $47.7 million, marketable securities of $15.3 million and working capital of $208.4 million. On February 27, 2004, we entered into an agreement with SunTrust Bank, as administrative agent, for an unsecured three year revolving credit facility for up to $150 million. We intend to use the available proceeds to fund acquisitions, repurchase shares of our Class B Common Stock, provide for working capital and capital expenditures, and for other general corporate purposes. The revolving credit facility requires us, among other things, to maintain a minimum consolidated net worth, a minimum interest coverage ratio and limits our leverage ratio. We believe that the cash and cash equivalents, marketable securities, working capital, revolving credit facility and cash from operations will be sufficient to meet our working capital needs for at least one year.

Net Cash Provided by Operating Activities Our operations generated $28.3 million in cash during 2003. Net receivables increased $10.7 million, primarily to support the increase in sales and due to the extension of credit terms to meet competitive conditions. Finished goods inventory, net of acquisitions, increased $8.2 million, primarily due to new product introductions, to support the increase in sales and to take advantage of some purchasing opportunities. The $6.8 million increase in accounts payable, net of acquisitions, partially reduced the cash requirements for receivables and finished goods inventory; this increase was attributable to the increase in finished goods inventory, the timing of payments and the credit terms negotiated with vendors. Other current assets and liabilities, net of acquisitions, decreased cash by $23.3 million, primarily due to the payment of 2002 income taxes and accrued expenses. We anticipate that our operations may require cash to fund our growth.

Net Cash Used by Investing Activities In 2003, we sold $31.0 million of marketable securities primarily to finance the acquisition of Sinus, make an earn-out payment related to the Freedom Drug acquisition, make an earn-out payment related to the InfuRx acquisition, make a holdback payment related to the Physicians Formulary acquisition, purchase fixed assets and purchase treasury stock. Capital expenditures during 2003 totaled $18.1 million. These purchases were primarily for our new enterprise-wide information technology system, computer hardware and software, telecommunications equipment, furniture and equipment and leasehold improvements. We expect that capital expenditures during 2004 will be approximately $13 to $16 million. We anticipate that these expenditures will relate primarily to our new enterprise-wide information technology system, computer hardware and software, telecommunications equipment, furniture and equipment and leasehold improvements. In 2003, other assets decreased $2.0 million primarily due to recovering our investment in our joint venture upon its sale to AdvancePCS, offset by an additional deposit with a major supplier. Effective September 11, 2003, we acquired substantially all of the assets of Sinus, the leading provider of intranasal nebulized therapies for the treatment of chronic sinusitis. We paid $10.3 million related to the acquisition of Sinus. During 2003, we paid $8.4 million related to the 2001 acquisitions of Freedom Drug and InfuRx because they achieved certain predetermined financial results during the year ended December 28, 2002. During 2003, we also paid $3.8 million related to a holdback on the 2001 acquisition of Physicians Formulary.

Net Cash Used by Financing Activities During 2003, we received proceeds of $2.2 million from stock option exercises and we purchased treasury stock for $11.4 million.

On July 17, 2003, the Board of Directors approved the purchase of up to 3,000,000 shares of our outstanding shares of Class B Common Stock. The purchases are approved through July 16, 2004. The purchases may be made from time to time in the open market or in privately negotiated transactions depending on market conditions and other considerations. From July 17, 2003 to January 3, 2004, 394,100 shares were purchased in the open market at an average price of $19.89 and were included in treasury stock. We purchased the treasury stock because management believed the stock was undervalued.

INFLATION

Our financial statements are prepared on the basis of historical costs and are not intended to reflect changes in the relative purchasing power of the dollar. Because of our ability to take advantage of forward purchasing opportunities, we believe that our gross profits generally increase as a result of manufacturers' price increases in the products we distribute. Gross profits may decline if the rate of price increases by manufacturers declines.

Generally, price increases are passed through to customers as we receive them and therefore they reduce the negative effect of inflation. Other non-inventory cost increases, such as payroll, supplies and services, have been partially offset during the past three years by increased volume and productivity.

OFF-BALANCE SHEET ARRANGEMENTS

Except as set forth below under "Contractual Obligations," we have no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The following table sets forth the specified contractual obligations as of January 3, 2004:

	Payments due by period						
000's omitted	Total	2004	2005	2006	2007	2008	Beyond 2008
Operating lease obligations	$4,505	$2,100	$1,100	$604	$497	$204	$ –

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" was issued. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. Finally, this statement amends Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. As required, we adopted this statement effective in 2002. The adoption did not have a material impact on our consolidated results of operations or financial position.

MARKET RISK

Our primary exposure to market risk consists of a decline in the market value of our investments in marketable debt securities as a result of potential changes in interest rates. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates on securities included in our portfolio, and given the short term maturities of all of our investments in interest-sensitive securities, this hypothetical fair value was not materially different from the period end carrying value.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Priority Healthcare Corporation is responsible for the integrity and accuracy of the financial statements appearing in this Annual Report. The consolidated financial statements were prepared by management in conformity with accounting principles generally accepted in the United States of America, applied on a consistent basis, and include amounts that are based on the most accurate information currently available to Priority Healthcare Corporation. The consolidated financial statements have been audited by the accounting firm of PricewaterhouseCoopers LLP, who have expressed their opinion with respect to the fairness of Priority Healthcare Corporation's financial statements.

Priority Healthcare Corporation maintains a system of internal accounting control to provide reasonable assurance that transactions are recorded in accordance with its policies and that the financial information is reliable.

The Board of Directors of Priority Healthcare Corporation, acting through Priority Healthcare Corporation's Audit Committee, reviews and monitors Priority Healthcare Corporation's accounting, auditing, internal control and financial reporting matters. The Audit Committee meets periodically with management and the independent auditors, who have free access to the Audit Committee.

Steven D. Cosler
President and Chief Executive Officer

Stephen M. Saft
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholders of Priority Healthcare Corporation

In our opinion, the consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Priority Healthcare Corporation and its subsidiaries (the "Company") at January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Accordingly, the Company ceased amortizing goodwill as of December 30, 2001.

PricewaterhouseCoopers LLP
Orlando, Florida
February 18, 2004,
except as to Note 16, which is dated March 8, 2004

CONSOLIDATED STATEMENTS OF EARNINGS

PRIORITY HEALTHCARE CORPORATION

000's omitted, except share and per share data	Year ended January 3, 2004	December 28, 2002	December 29, 2001
Net sales	**$1,461,811**	$1,200,391	$805,120
Cost of products sold	**1,299,948**	1,063,181	712,971
Gross profit	**161,863**	137,210	92,149
Selling, general and administrative expense	**77,932**	64,959	48,349
Impairment of fixed asset	**–**	2,386	–
Depreciation and amortization	**4,273**	2,760	3,400
Earnings from operations	**79,658**	67,105	40,400
Impairment of investment	**–**	–	2,019
Interest income	**(1,302)**	(2,632)	(5,972)
Earnings before income taxes	**80,960**	69,737	44,353
Provision for income taxes:			
Current	**25,348**	25,608	15,135
Deferred	**5,012**	543	1,498
	30,360	26,151	16,633
Net earnings	**$ 50,600**	$ 43,586	$ 27,720
Earnings per share:			
Basic	**$ 1.17**	$ 1.00	$ .64
Diluted	**$ 1.15**	$ .98	$ .62
Weighted average shares outstanding:			
Basic	**43,362,614**	43,699,208	43,542,518
Diluted	**43,930,042**	44,384,665	44,555,586

See accompanying notes to consolidated financial statements.

000's omitted, except share data	January 3, 2004	December 28, 2002
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 45,719	$ 37,031
Restricted cash	2,000	–
Marketable securities	15,317	46,337
Receivables, less allowance for doubtful accounts of $5,480 and $5,437, respectively	172,206	163,688
Finished goods inventory	117,218	108,604
Deferred income taxes	2,325	3,221
Other current assets	18,317	14,667
	373,102	373,548
Fixed assets, net	29,780	13,749
Other assets	4,000	4,780
Intangibles, net	107,127	92,785
Total assets	$514,009	$484,862
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$151,539	$142,666
Other current liabilities	13,124	45,448
	164,663	188,114
Deferred income taxes	6,437	2,321
Commitments and contingencies (notes 11 and 13)		
Shareholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, none issued and outstanding	–	–
Common stock		
Class A, $0.01 par value, 55,000,000 shares authorized, 6,677,683 and 6,880,497 issued and outstanding, respectively	67	69
Class B, $0.01 par value, 180,000,000 shares authorized, 38,719,635 and 38,516,821 issued, respectively	387	385
Additional paid in capital	189,309	187,158
Retained earnings	187,673	137,073
	377,436	324,685
Less: Class B Common unearned restricted stock, 108,323 and 53,000 shares, respectively	(1,846)	(1,291)
Class B Common stock in treasury (at cost), 1,987,739 and 1,884,078 shares, respectively	(32,681)	(28,967)
Total shareholders' equity	342,909	294,427
Total liabilities and shareholders' equity	$514,009	$484,862

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

PRIORITY HEALTHCARE CORPORATION

	Class A Common Stock		Class B Common Stock	
000's omitted, except share data	Shares Outstanding	Amount	Shares Outstanding	Amount
BALANCES AT DECEMBER 30, 2000	8,123,867	$81	37,272,375	$373
Net earnings				
Issuance of Class B common stock:				
Stock option exercises and related tax benefit				
Board of Directors' compensation			1,076	
Issuance of common stock in connection with acquisition				
Repurchase of common stock				
Conversions to Class B	(912,052)	(9)	912,052	9
BALANCES AT DECEMBER 29, 2001	7,211,815	72	38,185,503	382
Net earnings				
Issuance of Class B common stock:				
Stock option exercises and related tax benefit				
Unearned restricted stock grant				
Board of Directors' compensation				
Issuance of common stock in connection with acquisition				
Repurchase of common stock				
Conversions to Class B	(331,318)	(3)	331,318	3
BALANCES AT DECEMBER 28, 2002	6,880,497	69	38,516,821	385
Net earnings				
Issuance of Class B common stock:				
Stock option exercises and related tax benefit				
Unearned restricted stock grant				
Earned restricted stock				
Stock option grant				
Board of Directors' compensation				
Issuance of common stock in connection with acquisition				
Issuance of common stock in connection with investment				
Repurchase of common stock				
Conversions to Class B	(202,814)	(2)	202,814	2
BALANCES AT JANUARY 3, 2004	**6,677,683**	**$67**	**38,719,635**	**$387**

See accompanying notes to consolidated financial statements.

Class B Common Stock		Class B Common Stock				
Unearned Restricted Shares	Amount	Treasury Shares	Amount	Additional Paid-in Capital	Retained Earnings	Shareholders' Equity
–	$ –	(2,548,273)	$ (29,897)	$ 174,279	$ 65,767	$ 210,603
					27,720	27,720
		903,776	10,645	7,381		18,026
				30		30
		67,636	872	1,128		2,000
		(162,613)	(4,039)			(4,039)
						–
–	–	(1,739,474)	(22,419)	182,818	93,487	254,340
					43,586	43,586
		238,546	3,192	1,468		4,660
(53,000)	(1,291)	53,000	815	476		–
		1,228	19	11		30
		202,922	2,615	2,385		5,000
		(640,300)	(13,189)			(13,189)
						–
(53,000)	(1,291)	(1,884,078)	(28,967)	187,158	137,073	294,427
					50,600	50,600
		167,617	2,677	204		2,881
(68,575)	(1,408)	68,575	1,127	281		–
13,252	853					853
				42		42
		1,810	29	8		37
		82,905	1,315	607		1,922
		152,505	2,491	1,009		3,500
		(577,073)	(11,353)			(11,353)
						–
(108,323)	$(1,846)	(1,987,739)	$(32,681)	$189,309	$187,673	$342,909

CONSOLIDATED STATEMENTS OF CASH FLOWS

PRIORITY HEALTHCARE CORPORATION

	Year ended		
000's omitted	**January 3, 2004**	December 28, 2002	December 29, 2001
Cash flow from operating activities:			
Net earnings	**$ 50,600**	$ 43,586	$ 27,720
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**4,273**	2,760	3,400
Provision for doubtful accounts	**2,197**	2,449	4,920
Tax benefit from stock option exercises	**672**	944	9,601
Impairment of investment	**–**	–	2,019
Impairment of fixed asset	**–**	2,386	–
Loss on disposal of fixed assets	**–**	44	208
Compensation expense on stock grants	**932**	30	30
Deferred income taxes	**5,012**	543	1,498
Change in assets and liabilities, net of acquisitions:			
Receivables	**(10,715)**	(44,905)	(14,900)
Finished goods inventory	**(8,184)**	(32,189)	(22,350)
Accounts payable	**6,770**	25,642	27,677
Other current assets and liabilities	**(23,263)**	18,373	5,645
Net cash provided by operating activities	**28,294**	19,663	45,468
Cash flow from investing activities:			
Sales, net of purchases, (purchases, net of sales), of marketable securities	**31,020**	47,829	(15,596)
Restricted cash for acquisition of business	**(2,000)**	–	–
Purchases of fixed assets	**(18,124)**	(8,980)	(7,446)
Decrease (increase) in other assets	**1,974**	(11,870)	(7,500)
Acquisition of businesses, net of cash acquired	**(23,332)**	(32,896)	(36,611)
Net cash used by investing activities	**(10,462)**	(5,917)	(67,153)
Cash flow from financing activities:			
Proceeds from stock option exercises	**2,209**	3,716	8,425
Payments for purchase of treasury stock	**(11,353)**	(13,189)	(4,039)
Net cash (used) provided by financing activities	**(9,144)**	(9,473)	4,386
Net increase (decrease) in cash	**8,688**	4,273	(17,299)
Cash and cash equivalents at beginning of period	**37,031**	32,758	50,057
Cash and cash equivalents at end of period	**$ 45,719**	$ 37,031	$ 32,758
Supplemental cash flow information:			
Income taxes paid	**$ 43,238**	$ 12,227	$ 4,466
Supplemental non-cash investing and financing activities:			
Acquisition liabilities	**$ 2,929**	$ 10,348	$ 11,029
Stock issued in connection with acquisitions	**$ 1,922**	$ 5,000	$ 2,000
Stock issued in connection with investment	**$ 3,500**	$ –	$ –

See accompanying notes to consolidated financial statements.

01 NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Priority Healthcare Corporation (the "Company") was formed by Bindley Western Industries, Inc. ("BWI") on June 23, 1994, as an Indiana corporation to focus on the distribution of products and provision of services to the specialty distribution segment of the healthcare industry. On October 29, 1997, the Company consummated an initial public offering of its Class B Common Stock (the "IPO"). On December 31, 1998, BWI distributed to its common shareholders all of the 30,642,858 shares of the Company's Class A Common Stock then owned by BWI in a spin-off transaction and BWI no longer has any ownership interest in the Company. The Company now operates as a national specialty pharmacy and distributor that provides biopharmaceuticals, complex therapies and related disease treatment programs and services. The Company operates in one operating and reportable segment.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The Company reports on a fiscal year basis using the 52 or 53 week period ending on the Saturday closest to December 31. The year ended January 3, 2004 was a 53 week period. The years ended December 28, 2002 and December 29, 2001 were 52 week periods.

Revenue Recognition Revenues are recognized when products are shipped to customers with appropriate provisions recorded for estimated discounts and contractual allowances. Discounts and contractual allowances are estimated based on historical collections. Any differences between the estimates and actual collections are reflected in operations in the year payment is received. Financing charge revenue is recognized when received.

Cash and Cash Equivalents The Company considers all investments with an original maturity of less than 3 months to be a cash equivalent.

Concentration of Credit Risk Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash balances may, at times, exceed FDIC limits on insurable amounts. The Company mitigates its risk by investing in or through major financial institutions.

Marketable Securities In accordance with provisions of Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified all of its investments in marketable securities as available-for-sale. These investments are stated at their market value, with any material unrealized holding gains or losses, net of tax, included as a component of shareholders' equity until realized. The cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income is included as a component of current earnings.

Receivables Receivables are presented net of the allowance for doubtful accounts and contractual allowances. Receivables include trade and patient account receivables and the current portion of trade receivables that have been converted to note receivables. The Company regularly reviews and analyzes the adequacy of these allowances after considering the age of each outstanding receivable and the collection history. The allowance for doubtful accounts and contractual allowances are based on these analyses. Although doubtful accounts and contractual allowances have historically been within expectations and allowances established, there is no guarantee that the Company will continue to experience the same credit loss rates that it has in the past.

Inventories Inventories consist of merchandise held for resale. Inventories are stated on the basis of lower of cost or market using the first-in, first-out ("FIFO") method.

Fixed Assets Depreciation is computed on the straight-line method for financial reporting purposes. Accelerated methods are primarily used for income tax purposes. Assets, valued at cost, are generally being depreciated over their estimated useful lives as follows:

	Estimated useful life (years)
Computer hardware and software	3 to 7
Furniture and equipment	5
Leasehold improvements	5
Transportation equipment	5

Maintenance and repairs are charged to expense in the year incurred. Cost and related accumulated depreciation for fixed assets are removed from the accounts upon sale or disposition, and the resulting gain or loss is reflected in earnings.

Capitalized Software Costs The Company expenses costs incurred in the preliminary project stage of developing or obtaining internal use software, such as research and feasibility studies, as well as costs incurred in the post implementation/ operational stage, such as maintenance and training. Capitalization of software development costs occurs only after the preliminary project stage is complete, management authorizes the project, and it is probable that the project will be completed and the software will be used for the function intended. The capitalized costs are amortized on a straight-line method over the estimated useful life of the software, which is generally 5 to 7 years.

Intangibles Goodwill represents the excess of purchase price over the fair value of identifiable net assets of companies acquired. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Intangible Assets" as of December 30, 2001. This statement requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company measures impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in its current business model or another valuation technique. Prior to fiscal 2002, goodwill was amortized over periods not exceeding 40 years. Other definite lived intangibles are amortized on a straight-line basis over periods not exceeding 15 years.

Stock-Based Compensation In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The Company has adopted the disclosure requirements of SFAS No. 123 and SFAS No. 148. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial position or results of operations.

The Company has elected to continue to measure compensation for stock options issued to its employees and outside directors pursuant to APB No. 25 under the intrinsic value method. All stock options are granted with an exercise price at or above fair market value at date of grant. Accordingly, no compensation expense has been recognized in connection with the issuance of stock options. Had compensation cost been determined based upon the fair value of the stock options at grant date, consistent with the method under SFAS No. 123, the Company's net earnings and earnings per share for fiscal 2003, 2002 and 2001 would have been reduced to the following pro forma amounts indicated:

	Year ended		
000's omitted, except per share data	**January 3, 2004**	December 28, 2002	December 29, 2001
Net earnings – as reported	**$50,600**	$ 43,586	$ 27,720
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	**(8,513)**	(11,566)	(11,580)
Pro forma net earnings	**$42,087**	$ 32,020	$ 16,140
Basic earnings per share:			
Basic – as reported	**$ 1.17**	$ 1.00	$ .64
Basic – pro forma	**$ .97**	$ .73	$ .37
Diluted earnings per share:			
Diluted – as reported	**$ 1.15**	$ .98	$ .62
Diluted – pro forma	**$ .96**	$ .72	$ .36

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	**2.64%**	2.89%	3.64%
Expected dividend yield	**.00%**	.00%	.00%
Expected life of options	**3.80**	3.45	2.50
Volatility of stock price	**58.49%**	73.55%	79.02%
Weighted average fair value of options	**$9.47**	$13.18	$15.37

Shipping and Handling Costs Costs associated with shipping and handling activities are comprised of outbound freight and are included in selling, general and administrative expense. These costs were $9.1 million, $8.6 million and $5.4 million for the years ended January 3, 2004, December 28, 2002 and December 29, 2001, respectively.

Income Taxes The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The most significant estimates include the allowance for doubtful accounts, contractual allowances and income taxes.

Fair Value of Financial Instruments The carrying values of cash and cash equivalents, restricted cash, marketable securities, receivables, other current assets, accounts payable and other current liabilities approximate their fair market values due to the short-term maturity of these instruments.

Comprehensive Income In accordance with SFAS No. 130, "Reporting Comprehensive Income," the Company is required to display comprehensive income and its components as part of its complete set of financial statements. Comprehensive income represents changes in shareholders' equity resulting from transactions other than shareholder investments and distributions.

02 NOTE 2: EARNINGS PER SHARE

Basic earnings per share ("EPS") computations are calculated utilizing the weighted average number of common shares outstanding during the applicable fiscal year. Diluted EPS include the weighted average number of common shares outstanding and the effect of common stock equivalents. The following is a reconciliation between basic and diluted EPS:

000's omitted	**2003**	2002	2001
Weighted average number of Class A and Class B Common shares outstanding used as the denominator in the basic earnings per share calculation	**43,363**	43,699	43,543
Additional shares assuming exercise of dilutive stock options	**508**	634	1,013
Additional shares assuming unearned restricted stock is earned	**39**	10	–
Additional shares assuming contingently issuable shares related to acquisitions are issued	**20**	42	–
Weighted average number of Class A and Class B Common and equivalent shares used as the denominator in the diluted earnings per share calculation	**43,930**	44,385	44,556

Options to purchase 3.1 million, 3.4 million and 458,000 shares with exercise prices greater than the average market prices of common stock were outstanding at January 3, 2004, December 28, 2002 and December 29, 2001, respectively. These options were excluded from the respective computations of diluted earnings per share because their effect would be anti-dilutive.

03 NOTE 3: ACQUISITIONS

On January 20, 2001, the Company completed an acquisition of the majority of the operating assets of Freedom Drug, an infertility specialty pharmacy. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Freedom Drug assets was approximately $38.7 million, which included approximately $8.9 million for cash, inventory, accounts receivable, other current assets and fixed assets, approximately $8.4 million in assumed accounts payable and other current liabilities, and resulted in approximately $31.2 million of goodwill. The results of operations of Freedom Drug prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements.

On April 2, 2001, the Company completed an acquisition of the majority of the operating assets of Physicians Formulary International, Inc., a national distributor of biopharmaceuticals specializing in the outpatient surgery center market. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Physicians Formulary assets was approximately $19.3 million, which included approximately $4.0 million for inventory, accounts receivable and fixed assets, approximately $2.0 million in assumed accounts payable and other current liabilities, and resulted in approximately $15.8 million of goodwill. The results of operations of Physicians Formulary prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements.

On October 26, 2001, the Company completed an acquisition of the majority of the operating assets of InfuRx, a specialty pharmacy. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the InfuRx assets was approximately $15.5 million, which included approximately $1.9 million for inventory, accounts receivable and fixed assets, approximately $1.5 million in assumed accounts payable debt, and resulted in approximately $13.7 million of goodwill. The results of operations of InfuRx prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements.

On March 11, 2002, the Company completed an acquisition of the majority of the operating assets of Hemophilia of the Sunshine State ("HOSS"), the leading provider of hemophilia products and services in the State of Florida. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the HOSS assets was approximately $30.2 million, which included approximately $5.3 million for inventory, accounts receivable and fixed assets, approximately $900,000 in assumed accounts payable debt, and resulted in approximately $25.1 million of goodwill. The results of operations of HOSS prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements.

On September 11, 2003, the Company completed an acquisition of the majority of the operating assets of SinusPharmacy Corporation ("Sinus"), the leading provider of intranasal nebulized therapies for the treatment of chronic sinusitis. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in the consolidated financial statements subsequent to the date of acquisition. The total purchase price for the Sinus assets was approximately $12.9 million, which included approximately $300,000 for inventory and fixed assets, approximately $150,000 in assumed other current liabilities debt, and resulted in approximately $11.8 million of goodwill and $865,000 of trademark intangible assets. The results of operations of Sinus prior to the date of acquisition were not material to the results of the Company for the periods presented in these financial statements. In addition, if Sinus achieves certain predetermined financial results during the 12-month periods ending September 30, 2004 and September 30, 2005, the Company will make additional payments. The Company has restricted cash in the amount of $2 million related to payments due in the future for the Sinus acquisition. The Company has agreed not to permit any lien against the restricted cash until all payments have been made.

04 NOTE 4: MARKETABLE SECURITIES

Marketable securities are carried on the balance sheet at their market value. Marketable securities at January 3, 2004 and December 28, 2002 consist of the following:

000's omitted	**2003**	2002
Mutual funds	$ 2,890	$ 2,226
Corporate bonds	12,427	44,111
	$15,317	$46,337

These investments had a fair value of approximately $50.9 million (which included approximately $35.6 million classified as cash equivalents) and $78.6 million (which included approximately $32.3 million classified as cash equivalents) at January 3, 2004 and December 28, 2002, respectively. At January 3, 2004 and December 28, 2002, the book value of these investments approximated their market value. There were no significant gross realized gains or losses on sales of available-for-sale securities in 2003 or 2002. All available-for-sale securities are due in one year or less.

05 NOTE 5: FIXED ASSETS

Fixed assets at January 3, 2004 and December 28, 2002 consist of the following:

000's omitted	**2003**	2002
Computer hardware and software	$14,505	$7,699
Furniture and equipment	8,166	6,045
Leasehold improvements	2,604	1,813
Transportation equipment	631	617
	25,906	16,174
Less: accumulated depreciation	(8,785)	(4,628)
	17,121	11,546
Construction in progress	12,659	2,203
	$29,780	$13,749

Depreciation expense was $4.2 million, $2.7 million and $1.5 million for the years ended January 3, 2004, December 28, 2002 and December 29, 2001, respectively. The impairment of fixed asset charge of $2.4 million in 2002 resulted from writing off computer hardware and application software for a project that began in 2000 and was discontinued in 2002.

06 NOTE 6: INTANGIBLES

The carrying amount of acquired intangible assets at January 3, 2004 and December 28, 2002 is as follows:

000's omitted	**2003**	2002
Goodwill	$109,008	$95,412
Accumulated amortization	(3,179)	(3,179)
Goodwill, net	105,829	92,233
Other	2,404	1,539
Accumulated amortization	(1,106)	(987)
Other, net	1,298	552
Intangibles, net	$107,127	$92,785

The $13.6 million increase in the carrying amount of goodwill consists of $12.5 million for acquisitions made in 2003 and $1.1 million for acquisitions made prior to 2003. The $865,000 increase in the carrying amount of other intangibles relates to a trademark.

Amortization expense was $119,000, $100,000 and $1.9 million for the years ended January 3, 2004, December 28, 2002 and December 29, 2001, respectively. Amortization expense will aggregate approximately $187,000 during each of the next 5 years.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective December 30, 2001. A reconciliation of previously reported net earnings and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, is as follows for the years ended January 3, 2004, December 28, 2002 and December 29, 2001:

000's omitted, except per share data	2003	2002	2001
Reported net earnings	$50,600	$43,586	$27,720
Add back: Goodwill amortization	–	–	1,112
Adjusted net earnings	$50,600	$43,586	$28,832
Basic earnings per share:			
Reported basic earnings per share	$ 1.17	$ 1.00	$ .64
Goodwill amortization	–	–	.02
Adjusted basic earnings per share	$ 1.17	$ 1.00	$ .66
Diluted earnings per share:			
Reported diluted earnings per share	$ 1.15	$ .98	$ .62
Goodwill amortization	–	–	.03
Adjusted diluted earnings per share	$ 1.15	$ .98	$ .65

07 NOTE 7: INCOME TAXES

The provision for income taxes includes state income taxes of $2.4 million, $2.7 million and $1.7 million for the years ended January 3, 2004, December 28, 2002 and December 29, 2001, respectively.

The following table indicates the significant elements contributing to the difference between the U.S. federal statutory tax rate and the effective tax rate:

	2003	2002	2001
Percentage of earnings before taxes:			
U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local taxes on income, net of federal income tax benefit	2.5%	2.5%	2.5%
Effective rate	37.5%	37.5%	37.5%

Presented below are the significant elements of the net deferred tax balance sheet accounts at January 3, 2004 and December 28, 2002:

000's omitted	2003	2002
Deferred tax asset:		
Receivables	$ 2,055	$ 2,039
Finished goods inventories	78	298
Investments	659	638
Deferred compensation	875	697
Restricted stock	213	–
Accrued expenses	192	884
Total deferred tax assets	4,072	4,556
Deferred tax liabilities:		
Fixed assets	(3,695)	(1,415)
Intangibles	(4,489)	(2,241)
Total deferred tax liabilities	(8,184)	(3,656)
Total net deferred income taxes	(4,112)	900
Less current deferred tax assets	(2,325)	(3,221)
Non current deferred income taxes	$(6,437)	$ (2,321)

08 NOTE 8: PROFIT SHARING PLAN

All employees are generally eligible to participate in the Profit Sharing Plan as of the first January 1, April 1, July 1 or October 1 after having completed at least three months of service (as defined in the Profit Sharing Plan) and having reached age 18 ("Participant"). Participants are generally eligible to receive an annual contribution from the Company after having completed at least one year of service (as defined in the Profit Sharing Plan) and having reached age 18. The annual contribution of the Company to the Profit Sharing Plan is at the discretion of the Board of Directors of the Company and has historically been 4.0% to 8.0% of the Participant's compensation for the year. The employer contribution for a year is allocated among the Participants employed on the last day of the year in proportion to their relative compensation for the year. The Profit Sharing Plan expense for the years ended January 3, 2004, December 28, 2002 and December 29, 2001 was $530,000, $1.8 million and $1.0 million, respectively.

09 NOTE 9: CAPITAL STOCK

The two classes of Common Stock entitle holders to the same rights and privileges, except that holders of shares of Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Common Stock and holders of Class B Common Stock are entitled to one vote per share on such matters. The Class A Common Stock will automatically be converted into shares of Class B Common Stock on a share-for-share basis upon any transfer or purported transfer to any person other than: (i) a dividend or other distribution of the shares of Class A Common Stock to the shareholders of BWI; or (ii) family members of the holder of Class A Common Stock, or trusts for the benefit of or entities controlled by the holder of Class A Common Stock or family members of the holder.

Shares of restricted stock as to which restrictions have not lapsed are not transferable other than pursuant to the laws of descent and distribution.

On July 19, 2001, the Board of Directors approved the purchase of up to 3,000,000 shares of the Company's outstanding shares of Class B Common Stock. This purchase was approved through July 18, 2002. In 2001, 153,500 shares were purchased at an average price of $23.93 and were included in treasury stock. In 2002, 55,000 shares were purchased pursuant to this authorization at an average price of $22.20 and were included in treasury stock. The Company purchased the treasury stock because management believed the market undervalued the stock.

On July 18, 2002, the Board of Directors approved the purchase of up to 1,000,000 shares of the Company's outstanding shares of Class B Common Stock. On August 14, 2002 the Board of Directors approved an additional purchase of up to 1,000,000 shares of the Company's outstanding shares of Class B Common Stock. These purchases were approved through July 17, 2003. In 2002, 585,300 shares were purchased pursuant to these authorizations at an average price of $20.45 and were included in treasury stock. In 2003, 179,200 shares were purchased pursuant to this authorization at an average price of $19.16 and were included in treasury stock. The Company purchased the treasury stock because management believed the market undervalued the stock.

On July 17, 2003, the Board of Directors approved the purchase of up to 3,000,000 shares of the Company's outstanding shares of Class B Common Stock. This purchase was approved through July 16, 2004. In 2003, 394,100 shares were purchased at an average price of $19.89 and were included in treasury stock. The Company purchased the treasury stock because management believed the market undervalued the stock.

10 NOTE 10: STOCK OPTION AND INCENTIVE PLANS

On August 25, 1997, the Board of Directors and BWI, as sole shareholder of the Company, adopted the 1997 Stock Option and Incentive Plan (the "1997 Stock Option Plan"). Under the 1997 Stock Option Plan, the Company may award stock options and shares of restricted stock to officers, key employees and consultants of the Company. The aggregate number of shares of Class B Common Stock that may be awarded under the 1997 Stock Option Plan is 7,900,000, subject to adjustment in certain events. No individual participant may receive awards for more than 300,000 shares in any calendar year.

Under the 1997 Stock Option Plan, awards of restricted shares may be made, in which case the grantee would be granted shares of Class B Common Stock, subject to any determined forfeiture or transfer restrictions. During the year ended January 3, 2004, 68,575 restricted shares were granted with a grant date fair value of $20.53 per share. During the year ended December 28, 2002, 53,000 restricted shares were granted with a grant date fair value of $24.35 per share. 108,323 and 53,000 unearned restricted shares were outstanding at January 3, 2004 and December 28, 2002, respectively. The value of these restricted shares are charged to compensation expense over the vesting period of 4 years. During the year ended January 3, 2004, $853,000 was charged to compensation expense for the restricted shares. During the year ended December 28, 2002, nothing was charged to compensation expense for the restricted shares.

The Compensation Committee of the Board of Directors administers the 1997 Stock Option Plan and has the authority to select those officers and key employees to whom awards will be made, to designate the number of shares to be covered by each award, to establish vesting schedules, and to specify all other terms of the awards. With respect to stock options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code, the option price must be at least 100% (or, in the case of a holder of more than 10% of the total combined voting power of the Company's stock, 110%) of the fair market value of a share of Class B Common Stock on the date of the grant of the stock option. The Compensation Committee will establish the exercise price of options that do not qualify as incentive stock options ("non-qualified stock options"). No options may be exercised more than 10 years from the date of grant, or for such shorter period as the Compensation Committee may determine at the date of grant. Awards of options are not transferable other than pursuant to the laws of descent and distribution.

On August 25, 1997, the Board of Directors and BWI, as sole shareholder of the Company, approved the adoption of the Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan reserves for issuance 75,000 shares of the Company's Class B Common Stock, subject to adjustment in certain events. Pursuant to the Directors Plan, each non-employee director will be automatically granted an option to purchase 3,000 shares of Class B Common Stock on June 1 of each year beginning June 1, 1998. The option exercise price per share will be the fair market value of one share of Class B Common Stock on the date of grant. Each option becomes exercisable six months following the date of grant and expires 10 years following the date of grant.

On September 15, 1998, the Board of Directors of the Company approved the adoption of the Broad Based Stock Option Plan (the "Broad Based Plan"). The Broad Based Plan reserves for issuance 1,837,323 shares of the Company's Class B Common Stock, subject to adjustment in certain events. The number of shares which may be granted under the Broad Based Plan during any calendar year shall not exceed 50,000 shares to any one person. The Compensation Committee of the Board of Directors administers the Broad Based Plan and establishes vesting schedules. Each option expires 10 years following the date of grant.

Changes in stock options under all of the Company's plans are shown below:

	Number of shares	Weighted average price per share
Options outstanding at December 30, 2000 (460,210 shares exercisable)	4,869,700	$17.52
Forfeited during 2001	(282,952)	$25.99
Granted during 2001	1,472,260	$31.22
Exercised during 2001	(903,776)	$ 9.32
Options outstanding at December 29, 2001 (756,435 shares exercisable)	5,155,232	$22.40
Forfeited during 2002	(337,258)	$27.23
Granted during 2002	995,540	$24.88
Exercised during 2002	(238,546)	$15.58
Options outstanding at December 28, 2002 (2,100,353 shares exercisable)	5,574,968	$22.83
Forfeited during 2003	(578,795)	$27.36
Granted during 2003	902,340	$20.60
Exercised during 2003	(167,617)	$13.18
Options outstanding at January 3, 2004 (3,950,585 shares exercisable)	**5,730,896**	**$22.24**
Available for grant (including restricted share awards) at January 3, 2004	**1,674,998**	

Additional information regarding the Company's options outstanding at January 3, 2004 is shown below:

Range of Exercise Prices	Number Outstanding	Outstanding Weighted Average Remaining Contractual Life	Outstanding Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price
$ 4.63 to $15.63	1,051,417	4.75 Years	$ 9.05	1,051,417	$ 9.05
$17.00 to $20.53	1,378,332	8.21 Years	$19.23	504,446	$17.02
$21.12 to $24.38	985,817	8.26 Years	$23.78	557,786	$23.64
$25.13 to $27.66	1,223,150	6.94 Years	$27.44	970,400	$27.49
$30.15 to $38.38	1,092,180	7.57 Years	$31.53	866,536	$31.37

11
NOTE 11: COMMITMENTS

The Company leases warehouse and office space under noncancelable operating leases expiring at various dates through 2008, with options to renew for various periods. Minimum commitments under leases aggregate $2.1 million for 2004, $1.1 million for 2005, $604,000 for 2006, $497,000 for 2007 and $204,000 for 2008.

The rent expense for the years ended January 3, 2004, December 28, 2002 and December 29, 2001 was $2.1 million, $1.7 million and $1.3 million, respectively.

12
NOTE 12: MAJOR CUSTOMERS AND OTHER CONCENTRATIONS

The Company services customers in all 50 states. During the years ended January 3, 2004, December 28, 2002 and December 29, 2001 the Company had one third party payor which accounted for 8%, 10% and 13%, respectively, of the Company's net sales. The Company sells goods and services to its customers on various payment terms which entail accounts receivable exposure. Although the Company monitors closely the creditworthiness of its customers, there can be no assurance that the Company will not incur a write-off or writedown in the future.

Product provided by one of the Company's largest vendors accounted for approximately 11%, 11% and 13% of net sales in the years ended January 3, 2004, December 28, 2002 and December 29, 2001, respectively. The Company has another vendor whose products accounted for approximately 10%, 16% and 15% of net sales in 2003, 2002 and 2001, respectively. The Company has another vendor whose products accounted for approximately 11%, 15% and 17% of net sales in 2003, 2002 and 2001, respectively. These products are available only from these manufacturers and the Company must maintain a good working relationship with these manufacturers.

13
NOTE 13: LEGAL PROCEEDINGS

The Company is subject to ordinary and routine lawsuits and governmental inspections, investigations and proceedings incidental to its business, none of which is expected to be material to the Company's results of operations, financial condition or cash flows.

14
NOTE 14: INVESTMENTS

During the year ended December 30, 2000, the Company made a $2.0 million equity investment in an internet content management company, which was carried at cost. During the year ended December 29, 2001, the Company wrote off the investment. Management considered continuing operating losses and significant changes in the technology industry to be its primary indicators of impairment. Fair market value was estimated based on valuations derived from recent sales of equity interests in Cytura. During the year ended December 29, 2001, the Company purchased approximately $66,000 of services from this company.

On June 18, 2001, the Company entered into an agreement to form a joint venture with AdvancePCS to provide specialty pharmacy services to AdvancePCS' clients and their members. The joint venture was named AdvancePriority SpecialtyRx. AdvancePCS owned 51% of the venture and the Company owned 49% until February 28, 2003, when AdvancePCS acquired the Company's 49% ownership. The Company recovered its initial investment as a result of this sale. During the years ended January 3, 2004, December 28, 2002 and December 29, 2001, the results of operations of the joint venture were not material to the results of the Company. On December 28, 2002, other assets totaled $4.8 million and represented the Company's total investment in and long term advances to the joint venture, net of losses incurred to date.

During the year ended January 3, 2004, the Company made a $3.5 million equity investment of about 10% in SinusPharma, Inc., which is carried at cost. SinusPharma, Inc. was the parent company of SinusPharmacy Corporation. The Company purchased the majority of the operating assets of SinusPharmacy Corporation on September 11, 2003. See Note 3: Acquisitions.

During the year ended January 3, 2004, the Company made a $500,000 investment in Burrill Life Sciences Capital Fund, L.P., which is carried at cost. The Company has an additional commitment of $4.5 million related to this investment. The additional commitment is due at various times depending on the growth of the Fund and upon final funding the Company is expected to own less than 3% of the Fund.

15 NOTE 15: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter ended			
000's omitted, except share and per share data	March 29, 2003	June 28, 2003	September 27, 2003	January 3, 2004
Net sales	$351,529	$350,507	$362,855	$396,920
Gross profit	40,285	37,784	39,372	44,422
Net earnings	13,184	11,407	12,194	13,815
Earnings per share:				
Basic	$ .30	$ .26	$ .28	$ .32
Diluted	$ .30	$ .26	$ .28	$ .32
Weighted average shares outstanding:				
Basic	43,521,657	43,577,129	43,259,781	43,258,876
Diluted	44,010,503	44,289,419	43,773,728	43,813,506

000's omitted, except share and per share data	March 30, 2002	June 29, 2002	September 28, 2002	December 28, 2002
Net sales	$266,457	$290,999	$306,009	$336,926
Gross profit	29,830	32,896	35,338	39,146
Net earnings	9,619	10,710	11,695	11,562
Earnings per share:				
Basic	$ .22	$ .24	$ .27	$ .27
Diluted	$ .22	$ .24	$ .27	$ .26
Weighted average shares outstanding:				
Basic	43,770,371	43,976,292	43,597,491	43,452,655
Diluted	44,610,992	44,699,328	44,032,375	44,070,437

During the fourth quarter of 2002, the Company recorded a charge of approximately $2.4 million related to the write-off of computer hardware and the discontinued development of application software for a project that began in 2000 and was discontinued in 2002.

16 NOTE 16: SUBSEQUENT EVENT

On February 27, 2004, the Company entered into an agreement with SunTrust Bank, as administrative agent, for an unsecured three year revolving credit facility for up to $150 million. The revolving credit facility requires the Company, among other things, to maintain a minimum consolidated net worth, a minimum interest coverage ratio and limits the Company's leverage ratio. The Company may use the entire $150 million credit facility for letters of credit or direct borrowings.

	Year ended				
000's omitted, except share and per share data	**January 3, 2004**	December 28, 2002	December 29, 2001	December 30, 2000	December 31, 1999
STATEMENT OF EARNINGS DATA:					
Net sales	**$1,461,811**	$1,200,391	$805,120	$584,657	$427,887
Cost of products sold	**1,299,948**	1,063,181	712,971	514,360	375,263
Gross profit	**161,863**	137,210	92,149	70,297	52,624
Selling, general and administrative expense	**77,932**	64,959	48,349	31,313	21,228
Impairment of fixed asset	**–**	2,386	–	–	–
Depreciation and amortization	**4,273**	2,760	3,400	1,335	1,290
Earnings from operations	**79,658**	67,105	40,400	37,649	30,106
Impairment of investment	**–**	–	(2,019)	–	–
Interest income	**1,302**	2,632	5,972	6,920	3,432
Earnings before income taxes	**80,960**	69,737	44,353	44,569	33,538
Provision for income taxes	**30,360**	26,151	16,633	16,490	12,844
Net earnings	**$ 50,600**	$ 43,586	$ 27,720	$ 28,079	$ 20,694
Earning per share:					
Basic	**$ 1.17**	$ 1.00	$ .64	$ .66	$ .51
Diluted	**$ 1.15**	$ .98	$ .62	$ .65	$ .50
Weighted average shares outstanding:					
Basic	**43,362,614**	43,699,208	43,542,518	42,254,841	40,503,406
Diluted	**43,930,042**	44,384,665	44,555,586	43,096,956	41,535,642
Dividends	**–**	–	–	–	–

	January 3, 2004	December 28, 2002	December 29, 2001	December 30, 2000	December 31, 1999
BALANCE SHEET DATA:					
Working capital	**$208,439**	$185,434	$188,680	$194,724	$145,770
Total assets	**514,009**	484,862	396,016	297,101	217,704
Long–term obligations	**–**	–	–	–	–
Total liabilities	**171,100**	190,435	141,676	86,498	59,097
Shareholders' equity	**342,909**	294,427	254,340	210,603	158,607

MARKET PRICES

The Company's Class B Common Stock trades on The Nasdaq Stock Market ("Nasdaq") under the symbol PHCC. The prices set forth below reflect the high and low sales prices for the Company's Class B Common Stock as reported by Nasdaq for each fiscal quarter in the years ended December 28, 2002 and January 3, 2004. As of March 1, 2004, there were 96 holders of record of the Company's Class B Common Stock.

	High	Low
2002:		
First Quarter	$35.95	$22.79
Second Quarter	29.96	20.90
Third Quarter	25.57	18.16
Fourth Quarter	25.98	20.60
2003:		
First Quarter	**$26.88**	**$19.64**
Second Quarter	**27.80**	**17.54**
Third Quarter	**23.70**	**17.81**
Fourth Quarter	**25.00**	**19.35**

The Company's Class A Common Stock is not listed for trading. However, because the Class A Common Stock is automatically converted into Class B Common Stock upon transfer (except in limited circumstances), the Class A Common Stock is freely tradable except by affiliates of the Company. As of March 1, 2004, there were 567 holders of record of the Company's Class A Common Stock.

DIVIDENDS

The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, but rather intends to use future earnings principally to support operations and to finance expansion and possible acquisitions. The payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend on a number of factors, including the Company's financial condition, capital requirements, future business prospects, the terms of any documents governing indebtedness of the Company (including the Company's revolving credit agreement, which imposes limitations on dividends and other distributions), and such other factors as the Board of Directors of the Company may deem relevant. Subject to the terms of any preferred stock created by the Company's Board of Directors, each outstanding share of Common Stock will be entitled equally to such dividends as may be declared from time to time by the Board of Directors.

ANNUAL MEETING

The Company will hold its Annual Meeting of Shareholders at 11:00 a.m. on May 17, 2004, at the SunTrust Bank, Park Building, 3rd Floor, Sun Room, 200 South Orange Ave., Orlando, Florida 32801.

COMMON STOCK PRICE

The Class B Common Stock of the Company is traded on The Nasdaq Stock Market under the symbol PHCC. The number of shareholders of record as of March 1, 2004, was 663. The total number of beneficial owners was approximately 23,000.

FORM 10-K

A copy of the Company's Annual Report on Form 10-K (including financial statements but without exhibits) filed with the Securities and Exchange Commission may be obtained, without charge, from:

Stephen M. Saft, Chief Financial Officer and Treasurer,
Priority Healthcare Corporation
250 Technology Park
Lake Mary, Florida 32746
407-804-6700

STOCK TRANSFER AGENT AND REGISTRAR

Computershare Services
Islander One
7550 Lucerne Drive, Suite 103
Cleveland, Ohio 44130-6503
312-360-5279

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Orlando, Florida

LEGAL COUNSEL

Baker & Daniels
Indianapolis, Indiana

CORPORATE OFFICES

250 Technology Park
Lake Mary, Florida 32746
Telephone: 407-804-6700
www.priorityhealthcare.com

BOARD OF DIRECTORS
PRIORITY HEALTHCARE CORPORATION

William E. Bindley
Chairman of the Board
Priority Healthcare Corporation
Chairman, Bindley Capital
Partners, LLC
Indianapolis, Indiana

Robert L. Myers
Vice Chairman
Priority Healthcare Corporation
Lake Mary, Florida

Steven D. Cosler
President and
Chief Executive Officer
Priority Healthcare Corporation
Lake Mary, Florida

Michael D. McCormick
Partner, Bindley Capital Partners, LLC
Indianapolis, Indiana

Donald J. Perfetto
Executive Vice President and
Chief Operating Officer
Priority Healthcare Corporation
Lake Mary, Florida

Thomas J. Salentine
Partner, Bindley Capital Partners, LLC
Indianapolis, Indiana

Richard W. Roberson
President
Sand Dollar Partners, Inc.
Clearwater, Florida

Kathleen R. Hurtado, R.Ph.
Director of Operations
American College of Surgeons
Oncology Group
Durham, North Carolina

Glenn D. Steele, Jr., M.D.
President and Chief Executive Officer
Geisinger Health System
Danville, Pennsylvania

SENIOR MANAGEMENT
PRIORITY HEALTHCARE CORPORATION



(From left to right)

Steven D. Cosler
President and
Chief Executive Officer

Kim K. Rondeau
Executive Vice President of Specialty
Pharmacy Sales and Marketing

Donald J. Perfetto
Executive Vice President and
Chief Operating Officer

Stephen M. Saft
Chief Financial Officer and Treasurer

Rebecca M. Shanahan
Executive Vice President of
Administration, General
Counsel, and Secretary

Guy F. Bryant
Executive Vice President and
General Manager of Distribution



PRIORITY HEALTHCARE℠
CORPORATION

250 TECHNOLOGY PARK, LAKE MARY, FLORIDA 32746
407.804.6700 PHARMACY: 800.892.9622 DISTRIBUTION: 800.942.5999